                                                                    Exhibit 99.1

--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)


                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                             REVISION OF ANNUAL CAP


                        INDEPENDENT FINANCIAL ADVISER TO
        THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS
                                     (LOGO)
        (A WHOLLY-OWNED SUBSIDIARY OF BANK OF COMMUNICATIONS CO., LTD.)

--------------------------------------------------------------------------------

A letter from the Board is set out on pages 5 to 16 of this circular.

A letter from the Independent Board Committee in respect of the Revision and Continuing Connected Transactions is set out on page 17 of this circular.

A letter from BOCOM International (Asia) Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Revision and Continuing Connected Transactions is set out on pages 18 to 32 of this circular.

A notice dated 10 November 2007 convening the EGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 27 December 2007 at 9:30 a.m. is set out on pages 38 to 40 of this circular.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the relevant reply slip(s) to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 7 December 2007. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

                                                                10 November 2007

--------------------------------------------------------------------------------
                                     CONTENTS

                                                                           Pages
DEFINITIONS ...............................................................    1

LETTER FROM THE BOARD .....................................................    5

LETTER FROM THE INDEPENDENT BOARD COMMITTEE ...............................   17

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER .............................   18

APPENDIX -- GENERAL INFORMATION ...........................................   34

NOTICE OF EXTRAORDINARY GENERAL MEETING ...................................   40

--------------------------------------------------------------------------------
                                  DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"A Shares"                     the domestic Share(s), which are listed on the
                               Shanghai Stock Exchange

"ADSs"                         American depository shares, each representing
                               50 H Shares

"associate(s)"                 has the meaning ascribed thereto under the HKSE
                               Listing Rules

"Board"                        the board of Directors

"Company"                      Guangshen Railway Company Limited (CHINESE
                               CHARACTERS), a joint stock limited company incorporated in the PRC, of which its H Shares, A
                               Shares and ADSs are listed on HKSE, the Shanghai
                               Stock Exchange and NYSE respectively

"Continuing Connected          collectively, the transactions contemplated under
 Transactions"                 the New GR Comprehensive Services Agreement, the
                               New YC Comprehensive Services Agreement and the
                               New GS Comprehensive Services Agreement

"Day(s)" working day(s), not including Saturdays, Sundays and PRC public holidays

"Directors"                    the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held for the purpose of, among others, considering the Revision and the New Master Agreements

"Existing Master Agreements"   the GR Comprehensive Services Agreement, the YC
                               Comprehensive Services Agreement and the GS comprehensive Services Agreement

--------------------------------------------------------------------------------
                                  DEFINITIONS

"GDP"                          Gross domestic product

"GR Comprehensive              the comprehensive services agreement entered into
 Services Agreement"           between GR Group Company and the Company dated
                               15 November 2004 in relation to the mutual provision of services by GR Group Company and/or its associates to the Company or vice versa

"GR Group Company"             Guangzhou Railway (Group) Company (CHINESE
                               CHARACTERS), a state-owned enterprise under the administration of the MOR and also the largest shareholder of the Company holding approximately
                               41% of the issued share capital of the Company

"Group"                        the Company and its subsidiaries

"GS" Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS), a wholly-owned subsidiary of GR Group Company

"GS Comprehensive              the comprehensive services agreement entered into
 Services Agreement"           between GS and the Company dated 13 January 2006,
                               as amended by the GS Supplemental Agreement, in relation to the provision of certain services by GS

"GS Supplemental Agreement"    the supplemental agreement dated 19 April 2007
                               entered into between GS and the Company, to amend certain provisions of the GS Comprehensive
                               Services Agreement

"H Share(s)"                   overseas listed foreign Share(s), which are
                               subscribed for and traded in Hong Kong dollars on HKSE

"HKSE"                         The Stock Exchange of Hong Kong Limited

"Hong Kong"                    The Hong Kong Special Administrative Region of
                               the PRC

"Independent Board Committee"  an independent committee of the Board comprising
                               Mr. Chang Loong Cheong, Ms. Deborah Kong and
                               Dr. Wilton Chau Chi Wai who are independent non-executive Directors

--------------------------------------------------------------------------------
                                  DEFINITIONS

"Independent Financial         BOCOM International (Asia) Limited, a corporation
 Adviser"                      licensed to conduct type 1 (dealing in
                               securities) and type 6 (advising on corporate finance) regulated activities under the
                               Securities and Futures Ordinance (Cap 571)

"Independent Shareholders"     Shareholders other than GR Group Company and its
                               associates

"Latest Practicable Date"      7 November 2007, being the latest practicable
                               date prior to the printing of this circular for ascertaining certain information referred to in this circular

"HKSE Listing Rules"           the Rules Governing the Listing of Securities on
                               HKSE

"MOR"                          Ministry of Railways (CHINESE CHARACTERS), PRC

"New GS Comprehensive          the conditional comprehensive services agreement
 Services Agreement"           entered into between GS and the Company dated
                               5 November 2007 in relation to the provision of certain services by GS

"New Master Agreements"        the New GR Comprehensive Services Agreement, the
                               New YC Comprehensive Services Agreement and the
                               New GS Comprehensive Services Agreement

"New GR Comprehensive          the conditional comprehensive services agreement
 Services Agreement"           entered into between GR Group Company and the
                               Company dated 5 November 2007 in relation to the mutual provision of services by GR Group Company and/or its associates to the Company or vice versa

"New YC Comprehensive          the conditional comprehensive services agreement
 Services Agreement"           entered into between YC and the Company dated
                               5 November 2007 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa

"NYSE"                         The New York Stock Exchange, Inc.

"PRC"                          The People's Republic of China

--------------------------------------------------------------------------------
                                  DEFINITIONS

"Relevant Ratio"               any of the five ratios (other than the profits
                               ratio in the case of connected transactions) as set out in Rule 14.07 of the HKSE Listing Rules

"Revision"                     the increase in the annual cap for the financial
                               year ending 31 December 2007 under the YC
                               Comprehensive Services Agreement

"RMB"                          Renminbi, the lawful currency of the PRC

"Shareholder(s)"               holder(s) of Shares

"Share(s)"                     shares of nominal value RMB 1.00 each in the
                               share capital of the Company

"SSE Listing Rules"            Shanghai Stock Exchange's Rules for the Listing
                               of Shares (CHINESE CHARACTERS)

"YC" Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS), a PRC state-owned enterprise and a wholly-owned subsidiary of GR Group Company

"YC Comprehensive              the existing comprehensive services agreement
 Services Agreement"           entered into between YC and the Company dated
                               15 November 2004 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa

"%"                            per cent

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

BOARD OF DIRECTORS:                               REGISTERED OFFICE:
Executive Directors                               No.1052 Heping Road
He Yuhua                                          Shenzhen, Guangdong Province
Yang Yiping                                       The People's Republic of China
Yang Jinzhong                                     Postal Code: 518010

Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

COMPANY SECRETARY:
Guo Xiangdong

                                                  10 November 2007

Dear Shareholder(s),

                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                             REVISION OF ANNUAL CAP

INTRODUCTION

On 5 November 2007, the Board announced that the Company has entered into the New Master Agreements in relation to the Continuing Connected Transactions between each of GR Group Company, YC and GS, and the Company for the three financial years ending 31 December 2010. The Board also proposed to increase the annual cap in respect of the connected transactions under the YC Comprehensive Services Agreement for the financial year ending 31 December 2007.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

The purpose of this circular is to provide you with further information in relation to (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the related annual caps.

BACKGROUND

On 15 November 2004, the Company entered into the GR Comprehensive Services Agreement with GR Group Company in relation to the mutual provision of certain services (including social, transportation and railway related services) between GR Group Company and the Company. On the same day, the Company entered into the YC Comprehensive Services Agreement with YC in relation to the provision of social, passenger and other welfare or railway-related services between YC and the Company. Each of these agreements has a term of 3 years and the total amount payable by the parties under the agreements is subject to an annual cap for each of the three years ending 31 December 2007.

On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement whereby GS agreed to provide security, property management, property construction and maintenance and other services to the Company. The agreement has a term of 3 years ending 31 December 2008 and the total amount payable by the parties under the agreement is subject to an annual cap for each of the three years ending 31 December 2008. On 19 April 2007, the Company and GS entered into the GS Supplemental Agreement whereby, amongst others, the annual cap for the year ending 31 December 2007 had been increased and the term of the agreement was shortened to 31 December 2007.

As each of YC and GS is a wholly-owned subsidiary of GR Group Company which is the largest Shareholder holding approximately 41% of the issued share capital of the Company, the transactions under each of the Existing Master Agreements constitute continuing connected transactions of the Company which are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the HKSE Listing Rules and Chapter 10 of the SSE Listing Rules. Accordingly, each of these Existing Master Agreements, the transactions thereunder and the respective annual caps have been duly approved by the Independent Shareholders at extraordinary general meetings of the Company in accordance with the HKSE Listing Rules and SSE Listing Rules.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

REVISION OF ANNUAL CAP

Due to a higher-than-expected level of business activities, the amount of services actually required from YC has exceeded the original projection. For the 9 months ended 30 September 2007, the aggregate service fees payable by the Company to YC amounted to approximately RMB223.8 million, representing approximately 86% of the annual cap of RMB260 million for the year ending 31 December 2007 as set out in the YC Comprehensive Services Agreement. As at the Latest Practicable Date, the aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement has not exceeded the annual cap of RMB260 million. However, as the Company has engaged YC under the YC Comprehensive Services Agreement to renovate certain properties which would be due for completion by the end of this year, the Directors expect that more transactions will be completed during the 3-month period ending 31 December 2007 and the annual cap in respect of the connected transactions under the YC Comprehensive Services Agreement for the year ending 31 December 2007 will be exceeded.

Accordingly, the Company proposed to increase the annual cap for the year ending 31 December 2007 from RMB260 million to RMB389 million. Pursuant to Rule 14A.36 of the HKSE Listing Rules and Chapter 10 of the SSE Listing Rules, the Revision is subject to the approval of the Independent Shareholders.

NEW MASTER AGREEMENTS

As the annual caps approved for the connected transactions under the Existing Master Agreements are up to the financial year ending 31 December 2007 while the GS Comprehensive Agreement (as supplemented by the GS Supplemental Agreement) will also expire by the end of this year, the Company has, on 5 November 2007, entered into: (a) the New GR Comprehensive Services Agreement with GR Group Company; (b) the New YC Comprehensive Services Agreement with YC; and (c) the New GS Comprehensive Services Agreement with GS. Each of these New Master Agreements has been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties. Pursuant to the terms of the New Master Agreements, the pricing arrangement between the parties would be largely the same as those under the Existing Master Agreements.

Key terms of the New Master Agreements are set out below:

1.   NEW GR COMPREHENSIVE SERVICES AGREEMENT

     DATE:

     5 November 2007

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

     PARTIES:

     (a) GR Group Company (which by definition shall, for the purpose of the New GR Comprehensive Services Agreement only, include all the companies, units or departments owned, controlled, managed or used by it during the term of the New GR Comprehensive Services Agreement, save and except GS and YC and all the companies, units or departments controlled or managed by GS and YC)

     (b)  the Company

     SERVICES TO BE PROVIDED:

     The comprehensive service arrangement involves a mutual provision of certain services between GR Group Company and the Company.

     Services to be provided by GR Group Company to the Company include:

     (a) social and related services (such as hygiene and epidemic prevention services);

     (b) transportation services (such as (i) production co-ordination, safety management and scheduling; (ii) leasing of passenger coaches and freight trains; (iii) passenger co-ordination, locomotive traction, train repair and ticket sale services; and
          (iv) sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

     (c) railway related services (such as (i) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services; (ii) agency services for purchase of railway transportation related materials on behalf of the Company; and (iii) settlement related services including settlement service and provision of financial facilities).

     Services to be provided by the Company to GR Group Company include:

     (a) certain passenger co-ordination, locomotive traction, train repair and ticket sale services; and

     (b)  wheel repair service.

     TERM:

     Subject to the obtaining of the Independent Shareholders' approval, the term of the agreement will be 3 years from 1 January 2008.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

          PRICING AND CAP DETERMINATION:


                                                               HISTORICAL      ESTIMATED
                                                             FIGURES (RMB   FIGURES (RMB
                                                                 MILLION)       MILLION)   PROPOSED ANNUAL CAPS
                                  HISTORICAL FIGURES              FOR THE        FOR THE      (RMB MILLION)
                                     (RMB MILLION)                   NINE          THREE       FOR THE YEAR
                                  FOR THE YEAR ENDED         MONTHS ENDED  MONTHS ENDING    ENDING 31 DECEMBER
TYPES OF SERVICES                     31 DECEMBER            30 SEPTEMBER    31 DECEMBER         (Note 5)

                                    2004       2005       2006       2007           2007       2008       2009       2010

Social and related
 services (Note 1)                  75.1      75.23      75.69      56.27          19.51      76.05      76.36      76.72

Transportation services
 provided to the
 Company (Note 2)               1,065.82    1,038.3    1,060.6    1,085.7         376.09   1,640.41   1,847.43   2,077.81

Railway related services
 (Note 3)                         428.57     465.24      480.5     522.12         204.27     974.68   1,019.59    1,068.7

Transportation services
 provided by the
 Company (Note 4)                 491.44     786.74     922.37      855.2         260.88   1,252.53   1,396.29   1,556.49
                                -----------------------------------------------------------------------------------------
Total:                          2,060.93   2,365.51   2,539.16   2,519.29         860.75   3,943.67   4,339.67   4,779.72
                                =========================================================================================

     Note 1: In respect of social and related services provided by GR Group Company to the Company (or its employees):

          (a) for hygiene and epidemic prevention services, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined based on standards set by the relevant provincial government (without any adjustments); and

          (b) for recuperative and nursery services, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined based on the actual costs or expenses incurred by GR Group Company for the provision of such services (without any mark-up).

     Note 2: In respect of transportation services provided by GR Group Company to the Company:

          (a) for production co-ordination, safety management and scheduling, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by the GR Group Company for the provision of all the relevant services, together with a mark-up of 8% in respect of production coordination and scheduling services, divided by the total amount of services provided during such period) and the actual volume of services provided by GR Group Company;

          (b) for leasing of passenger coaches and freight trains, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the settlement method issued by the MOR;

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

          (c) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the following principles:

               (i)   market price (if available);

               (ii) if market price is not available, settlement method or pricing standards issued by the MOR;

               (iii) if neither (i) or (ii) is available, the pricing shall be determined with reference to the full cost incurred by GR Group Company for the provision of such services plus a mark-up of 8%; and

          (d) for passenger services such as sale of train tickets, provision of catering services on board and sale of merchandise on trains, the prices comprise of a service contract fee (which is determined with reference to the total cost incurred by the GR Company for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined after arm's length negotiations between the parties.

     Note 3: In respect of railway related services provided by GR Group Company to the Company:

          (a) for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the costs incurred by GR Group Company for the provision of such services plus a mark-up of 8%;

          (b) for agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are: (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and (ii) 5% for other materials. Such service fees have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined on an arm's length basis taking into account the past dealings between the parties under the YC Comprehensive Services Agreement; and

          (c) for settlement related services, at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

     Note 4: In respect of transportation and related services provided by the Company to GR Group Company:

          (a) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, to GR Group Company, the prices of which have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the principles set out in Note 2(c) above; and

          (b) for wheel repair service, the price of which has been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the costs incurred by the Company for the provision of such services plus a mark-up of 8%.

     Note 5: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above; and
             (ii) an estimated annual growth rate of 15% for service fee, with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth national railway speed-up. The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

     General
     Note 1: The mark-up of 8% is determined by the Company and GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that such pricing policy is the same as the pricing arrangement under the GR Comprehensive Services Agreement.

2.   NEW YC COMPREHENSIVE SERVICES AGREEMENT

     DATE:

     5 November 2007

     PARTIES:

     (a) YC (which by definition shall, for the purpose of the New YC Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the New YC Comprehensive Services Agreement)

     (b)  the Company

     SERVICES TO BE PROVIDED:

     Services to be provided by YC to the Company shall include:

     (a) social services (such as hygiene and epidemic prevention services, security services and nursery services)

     (b) passenger services (such as sale of train tickets, provision of catering services on board and sale of merchandise on trains)

     (c) other welfare or railway-related services (such as (i) property management, and construction and maintenance services; (ii) leasing of properties; (iii) sale of residential properties to the Company's employees; and (iv) sale of railway tracks).

     TERM:

     Subject to the obtaining of the Independent Shareholders' approval, the terms of the agreement will be 3 years from 1 January 2008.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

     PRICING AND CAP DETERMINATION:

                                                                HISTORICAL     ESTIMATED
                                                              FIGURES (RMB  FIGURES (RMB
                                                                  MILLION)      MILLION)          PROPOSED ANNUAL CAP
                                       HISTORICAL FIGURES     FOR THE NINE       FOR THE            (RMB MILLION)
                                         (RMB MILLION)        MONTHS ENDED  THREE MONTHS             FOR THE YEAR
                                       FOR THE YEAR ENDED               30     ENDING 31          ENDING 31 DECEMBER
TYPES OF SERVICES                         31 DECEMBER            SEPTEMBER      DECEMBER                (Note 4)
                                  2004       2005       2006          2007          2007       2008       2009       2010

Social Services (Note 1)        132.11     177.29     234.48        171.93         86.23     296.88     341.41     392.63
Passenger Services (Note 2)      18.09      25.07      32.89         24.55         18.65      49.68      57.13       65.7
Other welfare or
 railway-related Services
 (Note 3)                        42.66      39.42      40.67         27.35         60.21     100.69      115.8     133.17
                              -------------------------------------------------------------------------------------------

Total                           192.86     241.78     308.04        223.83        165.09     447.25     514.34      591.5
                              ===========================================================================================

     Note 1: Prices have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services.

     Note 2: Prices have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, comprising of service contract fee (which is determined with reference to the total cost incurred by YC for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

     Note 3: (i)    For property management, and construction and maintenance
                    services, etc., the prices of most of which have been and will continue to be, pursuant to the New YC Comprehensive
                    Services Agreement, determined with reference to the costs incurred by YC for the provision of such services plus a mark-up of 8%;

             (ii) For leasing of properties, the rental of which shall not exceed the market price or an amount payable by any third parties to YC for the same properties;

             (iii) For sale of residential properties to the Company's employees, prices are charged at a price to be determined with reference to the costs of construction and the selling price as prescribed by the local government; and

             (iv) For sale of railway tracks, the prices have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, to be determined with reference to the market price or an applicable guidance price in the industry.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

     Note 4: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above and
             (ii) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth national railway speed-up. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

     General
     Note 1: The mark-up of 8% is determined by the Company and YC after negotiations with regard to (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10%; and (ii) the fact that such pricing policy is the same as the pricing arrangement under the YC Comprehensive Services Agreement.

3.   NEW GS COMPREHENSIVE SERVICES AGREEMENT

     DATE:

     5 November 2007

     PARTIES:

     (a) GS (which by definition shall, for the purpose of the New GS Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the New GS Comprehensive Services Agreement)

     (b)  the Company

     SERVICES TO BE PROVIDED:

     Services to be provided by GS shall include security, property management, property construction and maintenance and other services.

     TERM:

     Subject to the obtaining of the Independent Shareholders' approval, the terms of the agreement will be 3 years from 1 January 2008.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

     PRICING AND CAP DETERMINATION:

                                                            HISTORICAL   ESTIMATED
                                                               FIGURES     FIGURES
                                                                  (RMB        (RMB
                                                              MILLION)    MILLION)
                                                               FOR THE     FOR THE
                                   HISTORICAL FIGURES             NINE       THREE         PROPOSED ANNUAL CAPS
TYPES OF SERVICES                     (RMB MILLION)             MONTHS      MONTHS            (RMB MILLION)
                                   FOR THE YEAR ENDED         ENDED 30   ENDING 31    FOR THE YEAR ENDING 31 DECEMBER
                                       31 DECEMBER           SEPTEMBER    DECEMBER               (Note 2)

                             2004         2005       2006         2007        2007      2008        2009        2010
Security and other
 services (Note 1)          94.25        78.23      74.52        71.32       53.11    197.64      227.28      261.38
                            =========================================================================================


     Note 1: The prices have been and will continue to be, pursuant to the New GS Comprehensive Services Agreement, determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is the same as the pricing arrangement under the GS Comprehensive Services Agreement.

     Note 2: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above and
             (ii) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth national railway speed-up. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

FURTHER DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

As the aggregate annual cap under the New Master Agreements for each of the three financial year ending 31 December 2010 is expected to exceed 2.5% of the Relevant Ratio, these Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements as prescribed under Chapter 14A of the HKSE Listing Rules and the announcement and approval requirements under Chapter 10 of the SSE Listing Rules.

REASONS FOR AND BENEFITS FROM ENTERING INTO THE CONTINUING CONNECTED
TRANSACTIONS

The Company is principally engaged in railway passenger and freight transportation businesses between Shenzhen-Guangzhou-Pingshi and certain long-distance passenger transportation services.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

GR Group Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GR Group Company and/or its subsidiaries on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

ANNUAL REVIEW OF THE CONTINUING CONNECTED TRANSACTIONS

The Company undertakes to comply with the rules in relation to the annual review of continuing connected transactions set out in Rules 14A.37 to 14A.41 of the HKSE Listing Rules and the relevant provisions under the SSE Listing Rules. The Company further undertakes, upon any variation or renewal of the Continuing Connected Transactions, to comply in full with all applicable requirements set out in Chapter 14A of the HKSE Listing Rules and Chapter 10 of the SSE Listing Rules.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM at which an ordinary resolution will be proposed to Independent Shareholders to consider and, if thought fit, to approve, inter alia, (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the related annual caps and all matters relating thereto is set out on pages 38 and 40 of this circular.

The voting in respect of the approval of the resolution will be conducted by way of a poll. GR Group Company and its associates which controls over the voting right in respect of its shares in the Company which represented approximately 41% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting for such resolutions.

Reply slips for confirming attendance at the EGM have been sent to the relevant Shareholders. A form of proxy for use at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the EGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 7 December 2007. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof).

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Chang Loong Cheong, Ms. Deborah Kong and Dr. Wilton Chau Chi Wai, none of whom is interested or involved in the Revision or the Continuing Connected Transactions, has been established to advise the independent Shareholders in respect of (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the related annual caps. Your attention is drawn to the advice from the Independent Board Committee set out in its letter dated 10 November 2007 on page 17 of this circular.

INDEPENDENT FINANCIAL ADVISER

BOCOM International (Asia) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the related annual caps. Your attention is drawn to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders dated 10 November 2007 on pages 18 to 32 of this circular.

RECOMMENDATION

The Board considers that the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM.

Having regard to the opinion of the Independent Financial Adviser, the Independent Board Committee is of the opinion that the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Revision, the New Master Agreements the Continuing Connected Transactions and the related annual caps.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

                                                               Yours faithfully,
                                                                   HE YUHUA
                                                                   Chairman

--------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                                                10 November 2007

To Independent Shareholders
Dear Sir/ Madam,

                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                             REVISION OF ANNUAL CAP

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We refer to the circular to the Shareholders dated 10 November 2007 (the "CIRCULAR"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

BOCOM International (Asia) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps.

Having considered the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps and the opinion and advice of BOCOM International (Asia) Limited in relation thereto as set out on pages 18 to 32 of the Circular, we are of the opinion that the Revision, the terms of the New Master Agreements, the Continuing Connected Transactions and the related annual caps are in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps.

                                Yours faithfully,
                              For and on behalf of
                         the Independent Board Committee
                                  DEBORAH KONG

                    CHANG LOONG CHEONG                   WILTON CHAU CHI WAI
                        Independent                    Non-executive Directors

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter from BOCOM International (Asia) Limited to the Independent Shareholders and the Independent Board Committee prepared for the purpose of incorporation in this circular:

(LOGO)

10 November 2007

To the Independent Board Committee and the Independent Shareholders of
   Guangshen Railway Company Limited

Dear Sirs/Madams,

                        CONTINUING CONNECTED TRANSACTIONS
                                       AND
                             REVISION OF ANNUAL CAP

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the increase in the annual cap for the connected transactions under the YC Comprehensive Services Agreement for the financial year ending 31 December 2007 (the "Revision") and (ii) the New GR Comprehensive Services Agreement, the New YC Comprehensive Services Agreement and the New GS Comprehensive Services Agreement (Collectively the "New Master Agreements"), particulars of which are set out in a circular to the Shareholders dated 10 November 2007 (the "Circular") and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.

As set out in the letter from the Board contained in the Circular (the "Board's Letter"), The GR Group Company is a largest shareholder of the Company holding approximately 41% of the issued share capital of the Company and a connected person of the Company under the HKSE Listing Rules. Both YC and GS are wholly-owned subsidiaries of the GR Group Company and therefore also constitute connected persons of the Company. As such, (i) the Revision and (ii) the transactions contemplated under the New Master Agreements constitute continuing connected transactions of the Company. As the Revision and the aggregate of the annual cap under the New Master Agreements for each of the three financial year ending 31 December 2010 is expected to exceed 2.5% of the Relevant Ratio, the Revision and the Continuing Connected Transactions shall be subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the HKSE Listing Rules.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Accordingly, the Company will convene the EGM on 27 December 2007 to approve, inter alia, (i) the Revision; and the (ii) the New Master Agreements and, the Continuing Connected Transactions and the related annual caps for each of the three years ending 31 December 2010. In this connection, the Circular containing, inter alia, the information relating to the Revision and the New Master Agreements, the recommendation from the Independent Board Committee and this letter, is despatched to the Shareholders. In particular, this letter will set out our recommendations to the Independent Board Committee as to whether the Revision and the New Master Agreements are fair and reasonable and whether the Revision and the New Master Agreements are in the interests of the Group and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors (excluding the independent non-executive Directors) and which the Directors (excluding the independent non-executive Directors) consider to be complete and relevant. We have assumed that all statements, information and representations made or referred to in the Circular were true, accurate and complete in all material respects at the time they were made and continued to be so as at the date of EGM. We have also assumed that all statement of belief, opinion and intention made by the Directors (excluding the independent non-executive Directors) in the Circular were reasonably made after due and careful enquiry and were based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors (excluding the independent non-executive Directors) and we have been advised by the Directors (excluding the independent non-executive Directors) that no material facts have been omitted from the information and representations provided in and referred to in the Circular. We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We have no reason to suspect that any material information has been withheld by the management of the Company or by the Directors (excluding the independent non-executive Directors). We have not, however, carried out any independent verification of the information provided to us by the Directors (excluding the independent non-executive Directors), nor have we conducted an independent investigation into the affairs and the business and financial position and future prospects of each of the Company, GR Group Company, YC and GS.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in respect of the Revision and the New Master Agreements, we have considered the following principal factors and reasons:

DETAILED ANALYSIS ON EACH OF THE AGREEMENTS

BACKGROUND

On 15 November 2004, the Company entered into the GR Comprehensive Services Agreement with the GR Group Company in relation to the mutual provision of certain services (including social, transportation and railway related services) between the GR Group Company and the Company. On the same day, the Company also entered into the YC Comprehensive Services Agreement with YC in relation to the provision of social, passenger and other welfare or railway-related services between YC and the Company. Each of the GR Comprehensive Services Agreement and the YC Comprehensive Services Agreement is subject to a term of three years and the total amount payable by the parties under these agreements is subject to annual caps for each of the three years ending 31 December 2007.

On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement whereby GS agreed to provide security, property management, property construction and maintenance and other services to the Company. The GS Comprehensive Services Agreement has a term of 3 years ending 31 December 2008 and the total amount payable by the parties under the GS Comprehensive Services Agreement is subject to an annual cap for each of the three years ending 31 December 2008. On 19 April 2007, the Company and GS entered into the GS Supplemental Agreement whereby, amongst others, the annual cap for the year ending 31 December 2007 had been increased and the term of the agreement was shortened to 31 December 2007.

I REVISION OF ANNUAL CAP FOR THE CONNECTED TRANSACTIONS UNDER THE YC COMPREHENSIVE SERVICES AGREEMENT

     (a)  REASONS

          Due to the higher-than-expected level of business activities, the amount of services actually required from YC under the YC Comprehensive Services Agreement has exceeded the original projection. As at the Latest Practicable Date, the aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement has not exceeded the annual cap of RMB260 million. However, as the Company has engaged YC under the YC Comprehensive Services Agreement to renovate certain properties which would be due for completion by the end of this year, the Directors expect that more transactions will be required and the annual cap in respect of the connected transactions under the YC Comprehensive Services Agreement for the year ending 31 December 2007 will be exceeded.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          After discussing with the management of the Company, we are advised that the increase in the business activities of the Company which led to the increase in the amount of services actually required from YC under the YC Comprehensive Services Agreement was mainly due to the acquisition of the operating assets of Guangzhou-Pingshi Railway (the "GuangPing Railway") in the beginning of this year. As we noted in the annual report of the Company for the year ended 31 December 2006, the Company has acquired the GuangPing Railway in the beginning of 2007, as a result, the operating distance of the Company increased from 152 Kilometers to 481.2 Kilometers. We are also advised by the Company that YC is the main provider for certain services that the Company requires in its operation of the railway transportation business between Guangzhou-Pingshi.

     (b)  CAP AMOUNTS

          Historical Caps and Proposed Revised Annual Caps

          For the 9 months ended 30 September 2007, the estimated aggregate service fees payable by the Company to YC amounted to approximately RMB223.8 million (unaudited), representing approximately 86% of the annual cap of RMB260 million for the year ending 31 December 2007 as set out in the YC Comprehensive Services Agreement. According, the Company proposed to increase the annual cap for the year ending 31 December 2007 from RMB260 million to RMB389 million (the "Revised Cap").

          Based on our discussion with the management of the Company, we understand that the Revised Cap are determined based on: (i) the actual aggregate figures for the 9 months ended 30 September 2007;
          (ii) the estimated aggregate figures for the remaining 3 months ending 31 December 2007 with reference to the historical growth in the amount of services actually required from YC for the 9 months ended 30 September 2007; and (iii) and the expected additional security services to be provided from YC.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          As disclosed in the paragraph headed "2. New YC Comprehensive Services Agreement" in the Board's Letter, the estimated aggregate service fees payable by the Company to YC for the 3 months ending 31 December 2007 amounted to approximately RMB165.1 million, representing approximately 74% of the actual aggregate service fees of approximately RMB223.8 million payable by the Company to YC for the 9 months ended 30 September 2007. We note that the reasons for the abovementioned increment were mainly due to the increase in the amount of the expected social services of approximately RMB86.2 million and other welfare or railway-related services of approximately RMB60.2 million for the 3 months ending 31 December 2007. We consider the expected social services of approximately RMB86.2 million is consistent with the basis of determining the Revision as mentioned in the previous paragraph after considering the actual figures for the 9 months ended 30 September 2007 on a pro-rata basis and the historical growth in the amount of social services actually required from YC for the 9 months ended 30 September 2007. We further understand from the management of the Company that the expected social services for the 3 months ending 31 December 2007 mainly consists the service fees for renovating certain properties which would be due for completion by the end of this year.

          Taking into account the above, in particular the reasons for the increase in the amount of the amount of services actually required from YC under the YC Comprehensive Services Agreement, we consider that the basis to determine the Revised annual cap of RMB389 million for the year ending 31 December 2007 are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

          The Directors (including the independent non-executive Directors) consider that the transactions under the YC Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms. The Revision is fair and reasonable and in the interests of the Group and the Shareholders as a whole.

II   REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

     The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou-Shenzhen-Pingshi and certain long-distance passenger transportation services.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     GR Group Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GR Group Company and/or its subsidiaries on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company which administers and controls the operation of the neighbor railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

III  NEW GR COMPREHENSIVE SERVICES AGREEMENT

     (a)  BACKGROUND

          The annual caps approved for the connected transactions under the GR Comprehensive Services Agreement are up to the financial year ending 31 December 2007 while the GR Comprehensive Services Agreement will also expire by the end of the year, the Company has, on 5 November 2007, entered into the New GR Comprehensive Services Agreement with the GR Group Company. The New GR Comprehensive Services Agreement has been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

     (b)  TERMS OF THE NEW GR COMPREHENSIVE SERVICES AGREEMENT

          Pursuant to the New GR Comprehensive Services Agreement, the services provided by the GR Group Company to the Company would be catergorised into 3 main categories namely (a) social and related services; (b) transportation services; (c) railway related services, whereas services to be provided by the Company to the GR Group Company include certain passenger co-ordination, locomotive traction, train repair, ticket sale services and wheel repair service.

          In summary, the services under the New GR Comprehensive Services Agreement are priced differently in the following manner:

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          In respect of the social and related services provided by the GR Group Company to the Company (or its employees):

                    MAJOR SERVICES UNDER
                        THIS CATEGORY                    PRICING BASIS

          1    Hygiene and epidemic prevention     Standards set by the relevant
               services                            provincial government

          2    Recuperative and nursery            Actual costs or expenses
               services                            incurred without any mark-up

          In respect of the transportation services provided by the GR Group Company to the Company:

                    MAJOR SERVICES UNDER
                        THIS CATEGORY                    PRICING BASIS


          1    Production co-ordination, safety    Unit cost (which is in turn
               management and scheduling           calculated with reference to
                                                   the total cost incurred by
                                                   the GR Group Company for the
                                                   provision of all the relevant
                                                   services, together with a
                                                   mark-up of 8% in respect of
                                                   production coordination and
                                                   scheduling services, divided
                                                   by the total amount of
                                                   services provided during such
                                                   period) and actual volume

          2    Leasing of passenger coaches        Settlement method issued by
               and freight trains                  the MOR

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

                    MAJOR SERVICES UNDER
                        THIS CATEGORY                    PRICING BASIS

          3    Passenger co-ordination,            (i)   Market price (if
               locomotive traction, train                available);
               repair and ticket sale services,
               etc.                                (ii)  If market price is not
                                                         available, settlement
                                                         method or pricing
                                                         standards issued by the
                                                         MOR;

                                                   (iii) If neither (i) or (ii)
                                                         is available, actual
                                                         costs plus a mark-up of
                                                         8%

          4    Passenger services                  Arm's length basis (with
                                                   reference to the total cost
                                                   incurred by the GR Group
                                                   Company for the provision of
                                                   such passenger services in
                                                   the past year)

          In respect of the railway related services provided by the GR Group Company to the Company:

                    MAJOR SERVICES UNDER
                        THIS CATEGORY                    PRICING BASIS

          1    Maintenance service of large        Actual costs plus a mark-up
               scale railroad machinery, track     of 8%
               replacement and overhauling
               services for railroads and
               bridges, and train repair and
               maintenance services

          2    Agency services for purchase of     Arm's length basis
               railway transportation related
               materials

          3    Settlement related services         At prices or on terms either
                                                   in accordance with the
                                                   standards set by the MOR, or
                                                   not less favourable than that
                                                   offered by or available to
                                                   the People's Bank of China or
                                                   other banks

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          In respect of transportation and related services provided by the Company to GR Group Company:

                    MAJOR SERVICES UNDER
                        THIS CATEGORY                    PRICING BASIS

          1    Passenger co-ordination,            (i)   Market price (if
               locomotive traction, train                available);
               repair and ticket sale services
                                                   (ii)  If market price is not
                                                         available, settlement
                                                         method or pricing
                                                         standards issued by the
                                                         MOR;

                                                   (iii) If neither (i) or (ii)
                                                         is available, actual
                                                         costs plus a mark-up of
                                                         8%

          2    Wheel repair service                Actual costs plus a mark-up
                                                   of 8%

          Given that the basis for determining the charges under the New GR Comprehensive Services Agreement are either market price, settlement methods/pricing standards issued by the relevant governmental authority, at costs or at costs plus a mark-up of 8% profit rate, which is determined by the Company and the GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the GR Comprehensive Services Agreement and, as mentioned above, the GR Group Company is the only available service provider for certain services which are required by the Company to facilitate its operations, the Directors of the view that the terms of the New GR Comprehensive Services Agreement are fair and reasonable and is in the interests of the Group and the Shareholders as a whole.

          Based on our various discussions with the management of the Company and the relevant supporting documents in relation to the pricing basis provided by the Company, we concur with the Directors' view that the pricing basis under the New GR Comprehensive Services Agreement is reasonable so far as the Independent Shareholders are concerned.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     (C)  HISTORICAL FIGURES AND PROPOSED ANNUAL CAPS

------------------------------------------------------------------------------------------------------------------------------------
                                                                  HISTORICAL
                                                                    FIGURES       ESTIMATED
                                                                     (RMB          FIGURES
                                                                    MILLION)        (RMB
                                                                  FOR THE NINE     MILLION)
                                        HISTORICAL FIGURES           MONTHS      FOR THE FULL            PROPOSED ANNUAL CAPS
TYPES OF SERVICES                          (RMB MILLION)            ENDED 30      YEAR ENDING                (RMB MILLION)
                                  FOR THE YEAR ENDED 31 DECEMBER   SEPTEMBER      31 DECEMBER        FOR THE YEAR ENDING 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                   2004        2005        2006           2007           2007           2008        2009        2010
------------------------------------------------------------------------------------------------------------------------------------
Social and related
 services                          75.1       75.23       75.69          56.27          75.78          76.05       76.36       76.22
------------------------------------------------------------------------------------------------------------------------------------
Transportation services
 provided to the
 Company                       1,065.82     1,038.3     1,060.6        1,085.7       1,461.79       1,640.81    1,847.43    2,077.81
------------------------------------------------------------------------------------------------------------------------------------
Railway related services         428.57      465.24       480.5         522.12         726.39         974.68    1,019.59     1,068.7
------------------------------------------------------------------------------------------------------------------------------------
Transportation services
 provided by the
 Company                         491.44      786.74      922.37          855.2       1,116.08       1,252.53    1,396.29    1,556.49
------------------------------------------------------------------------------------------------------------------------------------
Total                          2,060.93    2,365.51    2,539.16       2,519.29       3,380.04       3,943.67    4,339.67    4,779.72
------------------------------------------------------------------------------------------------------------------------------------

          The term of the agreement will be 3 years from 1 January 2008.

          The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

          To ascertain the Company's basis for the proposed annual caps for the three years ending 31 December 2010, we noted that

          (i) the estimated aggregate figures for the entire year of 2007 set out in the table above;

          (ii)  the estimated additional railway transportation businesses;

          (iii) the estimated additional maintenance and agency services for the improvement in the operation efficiency of the railway transportation businesses required by the relevant governmental authority; and

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          (iv) an estimated annual growth rate of 15% for service fee , with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 12% and 18% respectively after the sixth national railway speed-up.

          Taking into account the above, we consider that the basis for determining the proposed annual caps for the year ending 31 December 2010 is fair and reasonable.

          The Directors (including the independent non-executive Directors) considered that the transactions under the New GR Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms.

III  NEW YC COMPREHENSIVE SERVICES AGREEMENT

     (A)  BACKGROUND

          The annual caps approved for the connected transactions under the YC Comprehensive Services Agreement are up to the financial year ending 31 December 2007 while the YC Comprehensive Services Agreement will also expire by the end of the year, the Company has, on 5 November 2007, entered into the New YC Comprehensive Services Agreement with YC. The New YC Comprehensive Services Agreement has been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

     (B)  TERMS OF THE NEW YC COMPREHENSIVE SERVICES AGREEMENT

          Pursuant to the New YC Comprehensive Services Agreement, the services provided by YC to the Company include (a) social services; (b) passenger services; (c) other welfare or railway-related services.

          Set out below is the pricing basis for different types of services under the New YC Comprehensive Services Agreement:

                    TYPES OF SERVICES                    PRICING BASIS

          1    Social Service                      Costs incurred

          2    Passenger Services                  Arm's length basis (with
                                                   reference to the total cost
                                                   incurred by the GR Company
                                                   for the provision of such
                                                   passenger services in the
                                                   past year)

          3    Other welfare or railway-
               related Services

          3i   Property management, and            Costs incurred plus a mark-up of 8%
               construction and maintenance
               services, etc.

          3ii  Leasing of properties               Not exceed the market price
                                                   or an amount payable by any
                                                   third parties to YC for the
                                                   same properties

          3iii Sale of residential properties      Costs of construction and the
               to the Company's employees          selling price as prescribed
                                                   by the local government

          3iv  Sale of railway tracks              Market price or an applicable
                                                   guidance price in the
                                                   industry

          Given that the basis for determining the charges under the New YC Comprehensive Services Agreement are either market price, applicable guidance price in the industry, at costs or at costs plus a mark-up of 8% profit rate, which is determined by the Company and the GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10% and (ii) the fact that such pricing policy is same as the pricing arrangement under the YC Comprehensive Services Agreement, the Director are of the view that the terms of the New YC Comprehensive Services Agreement are fair and reasonable.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          Based on our various discussions with the management of the Company and the relevant supporting documents in relation to the pricing basis provided by the Company, we concur with the Directors' view that the pricing basis under the New YC Comprehensive Services Agreement is reasonable so far as the Independent Shareholders are concerned.

     (C)  HISTORICAL CAPS AND PROPOSED ANNUAL CAPS

------------------------------------------------------------------------------------------------------------------------------------
                                                                HISTORICAL        ESTIMATED
                                                                  FIGURES          FIGURES
                                                                   (RMB             (RMB
                                                                  MILLION)         MILLION)
                                  HISTORICAL FIGURES           FOR THE NINE      FOR THE FULL
TYPES OF SERVICES                   (RMB MILLION)              MONTHS ENDED      YEAR ENDING      PROPOSED ANNUAL CAPS (RMB MILLION)
                           FOR THE YEAR ENDING 31 DECEMBER     30 SEPTEMBER      31 DECEMBER       FOR THE YEAR ENDING 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------------
                             2004        2005        2006              2007              2007           2008        2009        2010
------------------------------------------------------------------------------------------------------------------------------------
Social Services            132.11      177.29      234.48            171.93            258.16         296.88      341.41      392.63
------------------------------------------------------------------------------------------------------------------------------------
Passenger Services          18.09       25.07       32.89             24.55              43.2          49.68       57.13        65.7
------------------------------------------------------------------------------------------------------------------------------------
Other welfare or
 railway-related
 Services                   42.66       39.42       40.67             27.35             87.56         100.69       115.8      133.17
------------------------------------------------------------------------------------------------------------------------------------
Total                      192.86      241.78      308.04            223.83            388.92         447.25      514.34       591.5
------------------------------------------------------------------------------------------------------------------------------------

          The term of the agreement will be 3 years from 1 January 2008.

          The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

          To ascertain the Company's basis for the proposed annual caps for the three years ending 31 December 2010, we noted that

          (i) the estimated aggregate figures for the entire year of 2007 set out in the table above; and

          (ii) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 12% and 18% respectively after the sixth national railway speed-up.

          Taking into account the above, we consider that the basis for determining the proposed annual caps for the year ending 31 December 2010 is fair and reasonable.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          The Directors (including the independent non-executive Directors) consider that the transactions under the New YC Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms.

     IV   NEW GS COMPREHENSIVE SERVICES AGREEMENT

          (A)  BACKGROUND

               The annual caps approved for the connected transactions under the GS Comprehensive Agreement (as supplemented by the GS Supplemental Agreement) are up to the financial year ending 31 December 2007 while the GS Comprehensive Agreement (as supplemented by the GS Supplemental Agreement) will also expire by at the same time, the Company has, on 5 November 2007, entered into the New GS Comprehensive Services Agreement with GS. The New GS Comprehensive Services Agreement has been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

          (B)  TERMS OF THE NEW GS COMPREHENSIVE SERVICES AGREEMENT

               Pursuant to the New GS Comprehensive Services Agreement, the services provided by GS to the Company include security, property management, property construction and maintenance and other services. The prices have been and will continue to be, pursuant to the New GS Comprehensive Services Agreement, determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties and such pricing policy is the same as the pricing arrangement under the GS Comprehensive Services Agreement.

               Given that the basis for determining the prices under the New GS Comprehensive Services Agreement have been negotiated by the Company and GS on arm length's basis taking into account the past dealings between the parties, and such pricing policy is same as the pricing arrangement under the GS Comprehensive Services Agreement, the Directors are of the view that the terms of the New GS Comprehensive Services Agreement are fair and reasonable.

               Based on our various discussions with the management of the Company and the relevant supporting documents in relation to the pricing basis provided by the Company, including, but not limited to, notices issued by the relevant government authority, historical and existing budgeting plans, we concur with the Directors' view that the pricing basis under the New GS Comprehensive Services Agreement is reasonable so far as the Independent Shareholders are concerned.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

          (C)  HISTORICAL CAPS AND PROPOSED ANNUAL CAPS

------------------------------------------------------------------------------------------------------------------------------------
                                                               HISTORICAL         ESTIMATED
                                                                 FIGURES           FIGURES
                                                                  (RMB              (RMB
                                                                 MILLION)          MILLION)
                                                              FOR THE NINE       FOR THE FULL
TYPE OF SERVICES         HISTORICAL FIGURES (RMB MILLION)    MONTHS ENDED 30    YEAR ENDING 31    PROPOSED ANNUAL CAPS (RMB MILLION)
                          FOR THE YEAR ENDED 31 DECEMBER         SEPTEMBER         DECEMBER        FOR THE YEAR ENDING 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------------
                           2004        2005          2006               2007              2007          2008        2009        2010
------------------------------------------------------------------------------------------------------------------------------------
Security and other
 services                 94.25       78.23         74.52              71.32            124.43        197.64      227.28      261.38
------------------------------------------------------------------------------------------------------------------------------------

               The term of the agreement will be 3 years from 1 January 2008.

               The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

               To ascertain the Company's basis for the proposed annual caps for the three years ending 31 December 2010, we noted that

               (i) the estimated aggregate figures for the entire year of 2007 set out in the table above;

               (ii) the additional services expected to be required from GS resulting from the completion of the fourth
                     Guangzhou-Shenzhen Rail Line;

               (iii) the estimated additional maintenance services for the improvement in the operation efficiency of the railway transportation businesses required by the relevant governmental authority; and

               (iv) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP between 2004 and 2006 of 10.4% and the increase in the passenger and freight transportation capacity of 12% and 18% respectively after the sixth national railway speed-up.

               Taking into account the above, we consider that the basis for determining the proposed annual caps for the year ending 31 December 2010 is fair and reasonable.


               The Directors (including the independent non-executive Directors) consider that the transactions under the New GS Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms.

--------------------------------------------------------------------------------
                 LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION

Taking into consideration the above factors, in particular, the background, the reasons, the pricing basis, the Revision and the New Master Agreements, we consider that the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps are fair and reasonable so far as the Group and the Shareholders are concerned and entered into in the ordinary and usual course of business with normal commercial terms, and are in the interests of the Group and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions for approving the Revision, the New Master Agreements, the Continuing Connected Transactions and the related annual caps at the EGM.

                                     Yours faithfully,
                                    For and on behalf of
                            BOCOM INTERNATIONAL (ASIA) LIMITED
                                      RONALD T.L. WAN
                                     Managing Director

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the HKSE Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (a) INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

          As at the Latest Practicable Date, there was no record of interests and short positions of the Directors, Supervisors or the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests and short positions from any Director, Supervisor or the chief executive of the Company as required to be made to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

     (b)  INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE
          SFO

          So far as is known to the Directors, Supervisors and the chief executive of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of
          Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:


                                                                                                 PERCENTAGE          PERCENTAGE
                            CLASS OF              NUMBER OF                          TYPE OF       OF CLASS            OF TOTAL
NAMES OF SHAREHOLDERS         SHARES            SHARES HELD     CAPACITY            INTEREST      OF SHARES       SHARE CAPITAL

                                                                                                     (%)                 (%)

Guangzhou Railway           Domestic          2,904,250,000(L)  Beneficial Owner    Corporate       51.38               41.00
 (Group) Company              Shares

JPMorgan Chase & Co.        H Shares            129,646,258(L)  Beneficial owner/   Corporate        9.06(L)             1.83(L)
                                                126,336,200(P)   Custodian                           8.83(P)             1.78(P)
                                                                 corporation/App
                                                                 roved lending
                                                                 agent

T. Rowe Price Associates,   H Shares            121,206,000(L)  Investment          Corporate        8.47                1.71
 Inc and its affiliates                                          manager

Baring Asset Management     H Shares            111,108,000(L)  Investment          Corporate        7.76                1.57
 Limited                                                         manger

Northen Trust Fiduciary     H Shares            102,946,000(L)  Trustee             Corporate        7.19                1.45
 Services (Ireland)
 Limited

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

                                                                                               PERCENTAGE          PERCENTAGE
                            CLASS OF        NUMBER OF                            TYPE OF         OF CLASS            OF TOTAL
NAMES OF SHAREHOLDERS       SHARES        SHARES HELD       CAPACITY            INTEREST        OF SHARES       SHARE CAPITAL

                                                                                                      (%)                 (%)

Sumitomo Life Insurance     H Shares       86,838,000(L)    Interest of         Corporate            6.07                1.23
 Company                                                     controlled
                                                             corporation

Sumitomo Mitsui Asset       H Shares       86,838,000(L)    Investment          Corporate            6.07                1.23
 Management                                                  Manager
 Company, Limited

ABN AMRO Holding            H Shares       85,476,950(L)    Beneficial owner/   Corporate            5.97(L)             1.21(L)
 N. V.                                    140,652,216(S)     Custodian                               9.83(S)             1.99(S)
                                            1,311,000(P)     corporation/App                         0.09(P)             0.02(P)
                                                             roved lending
                                                             agent

Barclays Global Investors   H Shares       71,786,495(L)    Interest of         Corporate            5.02                1.01
 UK Holdings Limited                                         controlled
                                                             corporation

Barclays PLC                H Shares       71,786,495(L)    Interest of         Corporate            5.02                1.01
                                                             controlled
                                                             corporation

          The letter "L" denoted a long position, "S" denoted a short position and "P" denoted lending pool.

          Save as disclosed in this circular, as at the Latest Practicable Date, so far as is known to the Directors, Supervisors and the chief executive of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

     (c)  MISCELLANEOUS

          None of the Directors, Supervisors, the chief executive of the Company has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up.

          None of the Directors, Supervisors or the chief executive of the Company is materially interested in any contract or arrangement entered into by the Company subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3.   COMPETING BUSINESS INTERESTS OF DIRECTORS

     As at the Latest Practicable Date, none of the Directors, Supervisors or the chief executive of the Company and their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.   QUALIFICATION

     The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:


NAME                                 QUALIFICATIONS

BOCOM International (Asia) Limited   the independent financial adviser to the
                                      Independent Board Committee and the
                                      Independent Shareholders of the Company
                                      and a corporation licensed to conduct type
                                      1 (dealing in securities) and type 6
                                      (advising on corporate finance) regulated
                                      activities under the Securities and
                                      Futures Ordinance (Cap. 571)

     As at the Latest Practicable Date, BOCOM International (Asia) Limited did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

5.   CONSENT

     BOCOM International (Asia) Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears herein.

6.   MATERIAL ADVERSE CHANGE

     The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Group were made up.

7.   LITIGATION

     So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

8.   MISCELLANEOUS

     (a) As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment of compensation, other than statutory compensation).

     (b) The company secretary of the Company is Guo Xiangdong. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree.

     (c) The registered address of the Company is at No. 1052 Heping Road, Shenzhen, Guangdong Province, PRC, Postal Code: 518010.

     (d) The Hong Kong share registrar of the Company is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (e)  All references to times in this circular refer to Hong Kong times.

     (f) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

--------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION

9.   PROCEDURE FOR DEMANDING A POLL BY COMPANY SHAREHOLDERS

     A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

     (1)  by the Chairman of the meeting;

     (2) by at least two Shareholders entitled to vote present in person or by proxy; or

     (3) by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.

     Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

     The demand for a poll may be withdrawn by the person who makes such demand.

10.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the office of Norton Rose at 38th Floor, Jardine House, Central, Hong Kong from 10 November 2007 to 24 November 2007 (both days inclusive):

     (a)  the YC Comprehensive Services Agreement;

     (b)  the New GR Comprehensive Services Agreement;

     (c)  the New YC Comprehensive Services Agreement; and

     (d)  the New GS Comprehensive Services Agreement.

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "Extraordinary General Meeting") of Guangshen Railway Company Limited (the "Company") will be held at 9:30 a.m. on 27 December 2007 in the meeting room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                              ORDINARY RESOLUTIONS

1. "THAT the proposed revision of the annual cap for the financial year ending 31 December 2007 in relation to the continuing connected transactions under the comprehensive services agreement dated 15 November 2004 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS) from RMB260 million to RMB389 million, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

2. "THAT the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway (Group) Company (CHINESE CHARACTERS) (the "New GR Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A1" for identification purpose) , the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GR Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING

3. "THAT the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS) ( the "New YC Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A2" for identification purpose), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New YC Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."

4. "THAT the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS) (the "New GS Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A3" for identification purpose), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GS Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 27 November 2007 to 27 December 2007 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 26 November 2007, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

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

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                     NOTICE OF EXTRAORDINARY GENERAL MEETING

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 7 December 2007.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                     By Order of the Board
                                                         GUO XIANGDONG
                                                       Company Secretary

Shenzhen, the PRC

10 November 2007

As at the date of this notice, the executive Directors are Mr. He Yuhua, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Dr. Wilton Chau Chi Wai.

                                       42